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                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                    FORM 6-K



                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934



                                January 5, 1999


                                OZEMAIL LIMITED
                                ACN 066 387 157



  OZEMAIL CENTRE, 39 HERBERT STREET, ST. LEONARDS NSW 2065, SYDNEY, AUSTRALIA
                    (Address of Principal Executive Offices)



     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)


     Form 20-F   X *          Form 40-F _____
               ----

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes                 No   X
         ____               -----

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/*/     As a foreign private issuer, OzEmail Limited ("OzEmail") is eligible to file annual reports under cover of Form 20-F or Form 10-K.
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                                   SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.


                              OzEmail Limited
                              ---------------
                              (Registrant)

Date: January 5, 1999         By: /s/ Sean M. Howard
                                  ----------------------------------------------
                              Name:  Sean M. Howard
                              Title: Chief Executive Officer and Director
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                                 EXHIBIT INDEX


Exhibit
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99.1          Part B Statement